September 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporate Finance, Office of Manufacturing

Washington, D.C. 20549

Attention: Austin Pattan and Matthew Crispino

Re:	Request for Withdrawal of Stratasys Ltd.
Registration Statement on Form F-4
File No. 333-272759

Dear Mr. Pattan and Mr. Crispino:

Pursuant to Rule 477 promulgated under Securities Act of 1933, as amended (the “Securities Act”), Stratasys Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-4 (File No. 333-272759), together with all exhibits thereto, initially filed with the Commission on June 20, 2023 and declared effective by the Commission on August 25, 2023 (the “Registration Statement”), on the grounds that such withdrawal is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registration Statement was initially filed with respect to the proposed issuance of securities to shareholders of Desktop Metal, Inc. (“Desktop Metal”), in connection with the Agreement and Plan of Merger, dated as of May 25, 2023, by and among the Company, Desktop Metal and Tetris Sub Inc. (the “Merger Agreement”). On September 28, 2023, the Company terminated the Merger Agreement. Consequently, the Company will not proceed with the issuance of securities as contemplated by the Merger Agreement and the Registration Statement.

No securities have been issued or sold pursuant to the Registration Statement. In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited as an offset to the filing fees for future registration statements.

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Viktor Sapezhnikov of Wachtell, Lipton, Rosen & Katz at (212) 403-1122 or by email at VSapezhnikov@wlrk.com.

STRATASYS LTD.

By:	/s/ Yoav Zeif
Name:	Yoav Zeif
Title:	Chief Executive Officer

cc:	Vered Ben Jacob, Adv., Chief Legal Officer, Stratasys Ltd.
Eitan Zamir, Chief Financial Officer, Stratasys Ltd.

Adam O. Emmerich, Esq., Wachtell, Lipton, Rosen & Katz Viktor Sapezhnikov, Esq., Wachtell, Lipton, Rosen & Katz

J. David Chertok, Adv., Meitar Law Offices Jonathan M. Nathan, Adv., Meitar Law Offices Jonathan Atha, Adv., Meitar Law Offices